Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

June 8, 2021

VIA EDGAR TRANSMISSION

Mr. DeCarlo McLaren
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Pacer Funds Trust (the “Trust”)
File Nos.: 333-201530 and 811-23024

Dear Mr. McLaren:
This correspondence responds to comments the Trust received from the accounting staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Trust’s Post-Effective Amendment (“PEA”) No. 73 to its registration statement, filed on behalf of its series the Pacer Metaurus US Large Cap Target Dividend 300 ETF and the Pacer Metaurus US Large Cap Target Dividend 400 ETF (each, a “Fund,” and collectively, the “Funds”). The Trust notes that with the next PEA to its registration statement, the Trust intends to change the name of each Fund as follows:

Current Name	New Name
Pacer Metaurus US Large Cap Target Dividend 300 ETF	Pacer Metaurus US Large Cap Dividend Multiplier 300 ETF
Pacer Metaurus US Large Cap Target Dividend 400 ETF	Pacer Metaurus US Large Cap Dividend Multiplier 400 ETF
For your convenience, the Staff’s comments have been reproduced in bold typeface and are immediately followed by the Trust’s responses. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~. Capitalized terms not defined herein have the same meaning as in PEA No. 73.
The Trust notes that the Staff’s comments apply to both Funds, using brackets and parenthetical references when noting the differences between each Fund. The Trust’s responses to your comments with respect to both Funds are as follows:
1.Staff Comment: Remove any and all brackets and fill in any blanks in the Trust’s next PEA filing. Please also note, the Trust and its management are responsible for accuracy and adequacy of the disclosure notwithstanding any review or action by the staff of the Commission.
Response: The Trust has revised the disclosure as requested and notes your comment.
2.Staff Comment: Please provide a completed Fees and Expenses table and expense examples for the Fund.
Response: The Trust notes that the Fees and Expenses are the same for each Fund. Therefore, the Trust has completed the Fees and Expenses table and the expense examples for each Fund as follows:

    Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.79%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Acquired Fund Fees and Expenses*	0.03%
Total Annual Fund Operating Expenses	0.82%
*Estimated for the current fiscal year.
    Example

1 Year	3 Years
$84	$262
3.Staff Comment: In the “Principal Investment Strategies of the Fund—The Index” section, please provide a description of or identify the number of components in the S&P 500 Index.
Response: The Trust has supplemented the first paragraph of the “Principal Investment Strategies of the Fund—The Index” section as follows:
The S&P 500 Index consists of approximately 500 leading U.S.-listed companies representing approximately 80% of the U.S. equity market capitalization.
4.Staff Comment: In the “Principal Investment Strategies of the Fund—The Index” section, with respect to “The S&P 500 Component and the Dividend Component are proportionately weighted to replicate a portfolio with exposure to 300% of the dividend yield of the S&P 500 with a reduction in exposure to the price return performance of the S&P 500”:
a.Please explain how this exposure is different than a typical leveraged fund.
b.With respect to the disclosure referencing 300% (or 400%), please explain what that is referring to and how the Fund will gain exposure to 300% (or 400%) of the dividend yield.
c.Is the Fund predicting what the dividend payment on the S&P 500 is going to be over the next three years and then buy futures to get three times (or four times) that amount? If so, explain how the Fund can be assured that its dividend prediction is correct.
d.Please explain what “proportionately weighted” means.
Response: The Trust does not believe that the Funds are leveraged funds. Typically, leveraged funds seek daily investment returns of a multiple of the daily performance of an index. Here, the Funds are not seeking daily investment returns of a multiple of the S&P 500 or any other index; rather, the Funds invest a portion of their assets to gain exposure to the components of the S&P 500 Index and a portion of their assets in futures contracts to gain exposure to the amount of ordinary dividends expected by the market to be paid by S&P 500 companies over the term of such futures contracts (typically up to three years). The amount of such futures contracts will generally result in exposure to such dividends that is significantly greater than the amount of dividends that a Fund would normally receive from its direct investment in S&P 500 companies (i.e., approximately 300% (or 400%) of such dividends that the Fund would normally have received).

In taking long positions in futures contracts, the Funds are not predicting what the dividend payment on the S&P 500 will be in the future. Rather, a Fund’s investment in a dividend futures contract represents the market’s expectation (i.e., as indicated by the price of such futures contract) for the ordinary dividends to be paid during the term of the contract (e.g., the trading price of the December 2021 Annual Dividend Index Futures contract represents the market’s expectation of the ordinary dividends to be paid by S&P companies in 2021).
The reference to “proportionally weighted” has been deleted. The Trust notes that the reference was originally intended to convey that the Fund invests in a mix of exposure to the S&P 500 and S&P 500 dividend futures such that the amount of dividend exposure is roughly equivalent to 300% (or 400%) of the dividend exposure from the investment in the S&P 500. To more clearly explain this concept, the Trust has revised the disclosure as follows:
The Index
The Index, as designed, has two components: (i) an S&P 500 Index component (the “S&P 500 Component”) and (ii) a dividend component (the “Dividend Component”) consisting of long positions in annual futures contracts that provide exposure to ordinary dividends paid on the common stocks of companies included in the S&P 500 (“S&P Dividend Futures”). ~~The S&P 500 Component and the Dividend Component are proportionately weighted to replicate a portfolio with exposure to 400% of the dividend yield of the S&P 500 with a reduction in exposure to the price return performance of the S&P 500.~~ The Dividend Component is designed to give the Fund exposure to approximately 300% [400%] of the ordinary dividends the Fund would otherwise have expected to receive from its investment in the S&P 500 Component. The Dividend Component consists of annual futures contracts whose value represents the market’s expectation of the amount of ordinary dividends to be paid by S&P 500 companies during the term of the futures contract. As of June 1, 2021, the S&P 500 Component comprised approximately [ ]% of the Index [(for the 300 ETF, 92% and for the 400 ETF, 88%)].
S&P Dividend Futures seek to allow investors in these instruments to obtain exposure to the actual dividend value that will be paid by the S&P 500 constituent companies over a period of time. The amount of such futures contracts will generally result in exposure to such dividends that is significantly greater than the amount of dividends that the Fund would normally receive from its direct investment in S&P 500 constituent companies (i.e., approximately 300% [400%] of such dividends that the Fund would normally have received). S&P Dividend Futures provide for the future sale by one party and purchase by another party of a specified dividend value of the S&P 500 at a specified future time and at a specified price. S&P Dividend Futures are standardized contracts traded on a recognized exchange. The Fund’s investment in S&P Dividend Futures will generally include the three most current annual S&P Dividend Futures contracts (e.g., in June 2021, the Fund will invest in the 2021, 2022, and 2023 contracts). ~~The Dividend Component represents the value of the most current three years of annual S&P Dividend Futures.~~
5.Staff Comment: In the third paragraph under “Principal Investment Strategies of the Fund—The Fund’s Investment Strategy,” please supplementally disclose how the Funds will calculate the derivative positions for purposes of meeting the Fund’s 80% test under Rule 35d-1 of the Investment Company Act of 1940, as amended (the “Names Rule”). Also, please include a range of capitalization for “large cap.”
Response: For purposes of determining compliance with the Funds’ 80% test pursuant to the Names Rule, the Funds generally intend to account for a derivative position by reference to its market value. Although neither Fund presently intends to use the notional values of derivatives for purposes of each

Fund’s 80% test, each Fund reserves the right to do so in the future in appropriate circumstances. For example, if a derivative instrument creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, a Fund would typically expect to use that value for purposes of the 80% test. On the other hand, if the derivative instrument (either by itself or in conjunction with cash, government securities or other positions held in a Fund’s portfolio) creates an exposure equivalent to a cash investment in the underlying issuer that correlates with to the derivative’s notional amount, a Fund would typically expect to use that amount for purposes of the 80% test.
In addition, the Trust believes that investors consider the S&P 500 to be an investment in large capitalization securities, and that a Fund’s investment in an S&P 500 company or derivatives based on those securities is appropriately defined as “large cap.” Therefore, the Trust respectfully declines to include a range of capitalization for large cap.
6.Staff Comment: In the “Principal Risks of Investing in the Fund” section, please include a concentration risk.
Response: The Index is not expected to be concentrated in any industry or group of industries, and therefore, the Trust respectfully declines to add a “Concentration Risk” disclosure.
7.Staff Comment: Please prioritize the risks most likely to affect each Fund’s NAV, yield, or return. After listing the most significant risks, the remaining risks can be in alphabetical order. See ADI 2019-08—Improving Principal Risks Disclosure.
Response: The Trust has reviewed each Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of each Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in each Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Additionally, the Trust notes that the first two risks listed for each Fund include “Derivatives Risk” and “Dividends Risk,” which the Trust believes are the risks that the Staff would consider to be among the most significant for each such Fund.
8.Staff Comment: With respect to the Derivatives Risk disclosure, please disclose that if a company reduces its dividend payments or suspends the payments of dividends altogether, that reduction or suspension could seriously impact the Fund’s ability to meet its investment objective.
Response: The Trust notes that, because the Index includes the S&P 500 Component and the Dividend Component, a company reducing its dividend payments or suspending the payments of dividends altogether would not affect the Fund’s ability to meet its investment objective, which is to track the total return performance, before fees and expenses, of the Index. However, the Trust has supplemented the Dividends Risk disclosure as follows to better explain the impact of such events on the Fund’s performance:

•Dividends Risk. There can be no assurance that a dividend-paying company will continue to make regular dividend payments. The ability for a company to pay dividends is dependent on the economic climate and the companies’ current earnings and capital resources. Changes in economic conditions or a company’s earnings or financial resources could cause a company to reduce its dividend payments or suspend the payment of dividends altogether. The possibility that such companies could reduce or eliminate the payment of dividends in the future, especially if the companies are facing an economic downturn, could negatively affect the Fund’s performance.
9.Staff Comment: In the Futures Contract Risk, please explain what “extraordinary dividend” means.
Response: The Trust has revised the disclosure as follows:
•Futures Contract Risk. The primary risks associated with the use of futures contracts, which may adversely affect the Fund’s NAV and total return, are (a) the imperfect correlation between the change in market value of the instruments held by the Fund and the price of the futures contract; (b) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) the possibility that the counterparty will default in the performance of its obligations; and (d) if the Fund has insufficient cash, it may have to sell securities from its portfolio to meet daily variation margin requirements, and the Fund may have to sell securities at a time when it maybe disadvantageous to do so. The S&P Dividend Futures held by the Fund only reflect ordinary dividends paid on the common stocks included the S&P 500. Any special ~~extraordinary~~ dividends paid by a company ~~common stock~~ will not be reflected in the settlement value of the S&P Dividend Futures. A special dividend is a non-recurring dividend distributed by a company that is separate from the regular cycle of dividends and may be larger than a company’s typical dividend payment, such as the spin-off of assets of the company being distributed to shareholders. The Fund may not perform as well if the actual future growth in dividends paid on common stocks is below the expected growth in dividends, as reflected in the market prices at which the Fund buys the S&P Dividend Futures.
10.Staff Comment: Please disclose the month and year in which each portfolio manager began managing each Fund.
Response: The requested change has been made.
* * * * * *
If you have any questions regarding the foregoing, please contact Alyssa M. Bernard of U.S. Bank Global Fund Services at (920) 360-7173 or alyssa.bernard@usbank.com or Michael D. Barolsky at (414) 765-5586 michael.barolsky@usbank.com.

Very truly yours,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Assistant Vice President
U.S. Bank Global Fund Services
as Administrator for the Trust